

CORRECTED
February 21, 2013

Via Email

Pardeep Kohli
Chief Executive Officer
Mavenir Systems, Inc.
1700 International Parkway, Suite 200
Richardson, Texas 75081

> **Re: Mavenir Systems, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted February 6, 2013**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted February 8, 2013**
> **CIK No. 1361470**

Dear Mr. Kohli:

We have reviewed your letter dated February 6, 2013, and the above-referenced draft registration statements, and have the following comments. Where we reference prior comments, we are referring to our January 16, 2013 letter.

General

1.   We note your response to prior comment 3 and will contact you separately regarding your proposed graphics.

Prospectus Summary, page 1

2.   We note your revised disclosure in response to prior comment 4. Please move the "Description of Key Terms Used in Our Industry" to a portion of the prospectus not covered by Rule 421(d) of Regulation C and ensure that your disclosure in the front part of the prospectus concisely explains these terms in Plain English.

3.   We note your response to prior comment 5. Please revise your prospectus to concisely provide context and a basis for the following claims:

- You are a "leading" provider of software-based networking solutions;
- you offer "high quality" integrated communications services;
- you have been "first to market" with solutions that enable many enhanced subscriber services and have achieved a "first-mover" advantage;

- you have "proven, robust and large-scale deployments for existing customers;" and

- you have a " proven track record" of providing "differentiated and innovative" solutions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Summary

Comparison For the Years Ended December 31, 2010 and 2011

Revenue, page 52

4.   As previously requested in prior comment 12, please tell us how you considered providing additional disclosure regarding the extent that the significant increase in revenues was attributable to new customers versus sales of additional products to existing customers, and the size of your installed base of customer deployments.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determination of the fair value of stock-based compensation grants, page 62

5.   We note the disclosure added on page 63 in response to prior comment 15. As previously requested, please revise to disclose any limitations or uncertainties over comparability.

Determination of the Fair Value of Common Stock on Grant or Modification Dates, page 64

6.   We note the disclosure added on page 65 in response to prior comment 16 with respect to grants made from December 13, 2011 to January 25, 2012 indicates that the sale of your Series E Redeemable Convertible Preferred Stock had "a significant impact on the determination of [y]our business enterprise value" and that you applied the Black-Scholes valuation model to determine enterprise value using the liquidation preference of the preferred stock. Please revise your disclosure to describe how your enterprise value was allocated between your preferred stock and your common stock, considering the difference between the $1.25 sales price of your Series E Redeemable Convertible Preferred Stock and the $0.30 value allocated to your common stock. Additionally, disclose and quantify any material assumptions used in determining your enterprise value or in allocating the enterprise value between preferred stock and common stock.

7.   We further note the disclosure added on pages 66 through 67 in response to prior comment 16 with respect to your valuation methodologies applied to grants made beginning in September 2012. Please revise the disclosure for each of your grant dates to

quantify the material assumptions used in your income approach including the sales growth rates, terminal growth rates and exit multiples. Additionally, revise to disclose and quantify the material assumptions used in your market approach.

8. We note your response to prior comment 19 indicates your expectation to use $0.73 as the fair value assumption in your Black-Scholes valuation model to determine compensation expense associated with your October 30, 2012 grant but that the final calculation remains subject to adjustment. Please advise if your compensation expense associated with the October 30, 2012 grant is based upon a different assumption when your calculation is finalized.

Our Business

Our Strategy, page 81

9. We note your response to prior comment 26. Please balance your disclosure in this section by addressing the "significant" near-term costs you expect to incur as you scale your business operations.

Executive Compensation, page 107

10. Your response to prior comment 27 states that you will not disclose your 2012 performance against each performance objective under the 2012 Executive Bonus Plan until your 2012 audit is complete and your Board of Directors has approved and certified such performance and the amounts to be paid to your named executive officers. Please note that we will not review and comment on this section until you have included this disclosure.

Principal Stockholders, page 123

11. We note your response to prior comment 30. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3. See Instruction 2 to Item 403 of Regulation S-K. Rule 13d-3 defines beneficial ownership based on voting power and/or investment power, not pecuniary interest. Because Mr. McCarthy does not hold voting power and/or investment power over the shares beneficially owned by the North Bridge Venture Partners entities, he does not appear to have any Rule 13d-3 beneficial ownership interest to disclaim in the Item 403 table. In addition, it appears that you should not attribute any of the shares beneficially owned by the North Bridge Venture Partners to Mr. McCarthy in his individual capacity. Please revise or advise.

Consolidated Financial Statements of Mavenir Systems, Inc. and Subsidiaries for the Years Ended December 31, 2010 and 2011

Note 3 – Business Combination, page F-41

12.   We note your responses to prior comments 31 and 43 appear to indicate that you recorded several purchase accounting adjustments associated with the unrecorded contractual backlog acquired from Airwide. These entries appear to include a contractual backlog intangible asset and two adjustments to deferred revenue for fulfillment costs and selling costs. Please advise and provide additional explanation regarding the adjustments to deferred revenue including the amount of the adjustments, whether they were recorded as increases or decreases to deferred revenue and your basis in GAAP for recording the adjustments.

        You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        Alan Bickerstaff, Esq.
        Andrews Kurth LLP